Filed pursuant to 424(b)(3)
Registration #333-50822

SUPPLEMENT NO. 14
DATED NOVEMBER 20, 2001
TO THE PROSPECTUS DATED FEBRUARY 1, 2001
OF INLAND RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 14 to you in order to supplement our prospectus and its supplements. This supplement, dated November 20, 2001 to our prospectus dated February 1, 2001, updates information in the "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 14 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 13 dated November 1, 2001 (which superseded Supplement No. 12 dated October 29, 2001, Supplement No. 11 dated October 5, 2001, Supplement No. 10 dated September 20, 2001, Supplement No. 9 dated September 10, 2001, Supplement No. 8 dated September 5, 2001, Supplement No. 7 dated August 7, 2001 and Supplement No. 6 dated August 1, 2001 (which superseded Supplements No. 5 dated June 14, 2001, No. 4 dated May 21, 2001 and No. 3 dated May 1, 2001 (which superseded Supplements No. 1 and 2 dated February 28, 2001 and April 10, 2001, respectively))) and must be read in conjunction with our prospectus and Supplement No. 13.

Real Property Investments

The discussion under this section, which starts on page 88 of our Prospectus, is modified and supplemented by the following information regarding properties that we may acquire.

Potential Property Acquisitions

We are currently considering acquiring the following properties. Our decision to acquire these properties will generally depend upon no material adverse change occurring in the properties, the tenants or the local economic conditions.

Other properties may be identified in the future that we may acquire before or instead of these properties. We cannot guarantee that we will complete these acquisitions.

Creekwood Crossing, Bradenton, Florida

We anticipate purchasing a newly constructed shopping center known as Creekwood Crossing located on approximately 23 acres and containing 227,052 gross leasable square feet. The center is located at Route 70 and I-75, in Bradenton, Florida.

We anticipate purchasing Creekwood Crossing from an unaffiliated third party. Our total acquisition cost, including expenses, is expected to be approximately $23,500,000. This amount may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $104 per square foot of leasable space.

We intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of net rental income, location, demographics, tenant mix, quality of tenants, length of leases, price per square foot, occupancy and the fact that overall rental rates at the shopping center are comparable to market rates. We believe that this property is well located, has acceptable roadway access and will attract high-quality tenants. This property will be subject to competition from similar shopping centers within its market area, and its economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire this property.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Creekwood Crossing was built in 2001. It is a single story, multi-tenant retail building. As of November 1, 2001, this property was approximately 99% leased.

Two tenants, K-Mart (a discount department store) and Bealls (a discount department clothing store), each lease more than 10% of the total gross leasable area of the property. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
	Approximate gross leasable area leased	% of total gross leasable	Base rent per square foot per	Lease	term
Lessee	(Sq. Ft.)	area	annum ($)	beginning	to

K-Mart	103,015	45%	8.50	04/01	03/11
			8.85	04/11	03/21
			9.10	04/21	03/26
Option 1			9.35	04/26	03/31
Option 2			9.60	04/31	03/36
Option 3			9.86	04/36	03/41
Option 4			10.10	04/41	03/46
Option 5			10.10	04/46	03/51

Bealls	66,700	29%	8.10	02/01	04/06
			8.37	05/06	04/11
			8.64	05/11	04/16
Option 1			8.85	05/16	04/21
Option 2			9.00	05/21	04/26
Option 3			9.15	05/26	04/31
Option 4			9.30	05/31	04/36
Option 5			9.45	05/36	04/41

For federal income tax purposes, the depreciable basis in this property will be approximately $18,000,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

As of November 1, 2001, a total 224,252 square feet was leased to 22 tenants at this property and 2,800 square feet was vacant. The following table sets forth certain information with respect to those leases:
	Approximate gross leasable area leased		Renewal	Current annual	Base rent per square foot
Lessee	(Sq. Ft.)	Lease ends	options	rent ($)	per annum ($)

Dry Clean America	1,400	12/02	1/2 yr.	25,200	18.00
Patio America	4,950	03/06	-	85,388	17.25
Friedmans Jewelers	1,470	04/06	1/5 yr.	26,460	18.00
Subway	1,400	04/06	1/5 yr.	23,850	15.25
Manatee Mattress	4,200	04/06	1/5 yr.	63,000	15.00
Desk@Home	3,150	04/06	-	52,763	16.75
All Tell Communications	1,400	05/06	1/5 yr.	24,850	17.75
LA Nails & Tan	1,400	05/06	1/5 yr.	25,200	18.00
New York Hair	2,100	06/06	1/5 yr.	37,800	18.00
Men's Quarterly Barber	1,400	06/06	1/5 yr.	25,200	16.00
Liquor Store	1,900	06/06	1/5 yr.	34,200	18.00
Great Clips	1,400	07/06	1/5 yr.	25,200	18.00
Sellars Jewelers	1,400	10/06	1/5 yr.	25,200	18.00
Ladies Workout World	1,400	11/06	-	24,500	17.50
The Puppy Shoppe	2,800	12/06	1/5 yr.	47,600	17.00
Shangri-La	2,467	01/07	1/5 yr.	38,164	15.47
LTM Party Store	11,400	05/08	1/7 yr.	148,200	13.00
Fashion Bug Plus	4,000	07/11	2/5 yr.	52,000	13.00
Peaches Restaurant	2,800	08/11	1/10 yr.	47,100	17.00
Pearle Vision	2,100	12/11	2/10 yr.	35,750	17.00
Bealls	66,700	03/16	5/5 yr.	540,000	8.10
K-Mart	103,015	04/26	5/5 yr.	875,628	8.50
Vacant	2,800

In general, each tenant pays its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

The following tables sets forth lease expirations for this property for the next ten years, assuming that no renewal options are exercised:
Year ending	Number of leases	Approx. gross leasable area of expiring leases	Annual base rent of expiring leases	Total annual base rent	Average base rent per square foot under expiring leases	Percent of total building gross leasable area represented by expiring leases	Percent of annual base rent represented by expiring leases
December 31,	Expiring	(Sq. Ft.)	($)	($)	($)	(%)	(%)

2001	-	-	-	2,283,664	-	-	-
2002	1	1,400	25,200	2,283,664	18.00	.62	1.10
2003	-	-	-	2,260,389	-	-	-
2004	-	-	-	2,270,632	-	-	-
2005	-	-	-	2,320,102	-	-	-
2006	14	30,370	548,854	2,327,613	18.07	13.38	23.58
2007	2	13,867	239,415	1,811,773	17.27	6.11	13.21
2008	-	-	-	1,572,358	-	-	-
2009	-	-	-	1,574,458	-	-	-
2010	-	-	-	1,574,458	-	-	-

For purposes of the above table, the "total annual base rent" column represents annualized base rent. For purposes of this column, we made no assumptions regarding the re-leasing of expiring leases. Therefore, as each lease expires, no amount is included in this column for any subsequent year for that lease. In view of the assumption made with regard to total annual base rent, the percent of annual base rent represented by expiring leases may not be reflective of the expected actual percentages. This is not indicative of or a prediction of future actual results. It is the opinion of our management that the space for expiring leases will be re-leased at market rates existing at the time of the expiration of those leases.

We received an appraisal, which states that it was prepared in conformity with the Uniform Standards of Professional Practice of the Appraisal Institute by an independent appraiser who is a member of the Appraisal Institute. The appraisal reported an "as is" market value for the Creekwood Crossing, as of November 5, 2001, of $23,750,000. Appraisals are estimates of value and should not be relied on as a measure of true worth or realizable value.

The Brandon Boulevard Shoppes, Valrico County, Florida

We anticipate purchasing an existing shopping center known as Brandon Boulevard Shoppes located on approximately 12 acres and containing 85,377 gross leasable square feet. The center is located at 1930 East Highway 60 and Valrico Road, in Valrico, Florida.

We anticipate purchasing the Brandon Boulevard Shoppes from an unaffiliated third party. Our total acquisition cost, including expenses, is expected to be approximately $9,340,000. This amount may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $109 per square foot of leasable space.

We intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of net rental income, location, demographics, tenant mix, quality of tenants, length of leases, price per square foot, occupancy and the fact that overall rental rates at the shopping center are comparable to market rates. We believe that this property is well located, has acceptable roadway access, attracts high-quality tenants, is well maintained and has been professionally managed. This property will be subject to competition from similar shopping centers within its market area, and its economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire this property.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Brandon Boulevard Shoppes was initially built in 1994 with additional tenant space completed in 2000. It is a single story, multi-tenant retail building with two developed outparcels. As of November 1, 2001, this property was approximately 93% leased.

One tenant, Publix (super market), leases more than 10% of the total gross leasable area of the property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
	Approximate gross leasable area leased	% of total gross leasable	Base rent per square foot per	Lease	term
Lessee	(Sq. Ft.)	area	annum ($)	beginning	to

Publix	56,077	66%	7.90	07/94	06/14

Option 1			7.90	07/14	06/19
Option 2			7.90	07/19	06/24
Option 3			7.90	07/24	06/29
Option 4			7.90	07/29	06/34

For federal income tax purposes, the depreciable basis in this property will be approximately $7,000,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

As of November 1, 2001, a total of 79,347 square feet was leased to 12 tenants at this property and 6,030 square feet was vacant. The following table sets forth certain information with respect to those leases:
	Approximate gross leasable area leased		Renewal	Current annual	Base rent per square foot
Lessee	(Sq. Ft.)	Lease ends	options	rent ($)	per annum ($)

Mannings Hallmark	4,900	02/03	1/8 yr.	68,600	14.00
Pizza Hut	1,400	06/04	3/3 yr.	20,720	14.80
Fantastic Sams	1,370	09/04	2/3 yr.	21,235	15.50
Subway	1,400	04/05	2/3 yr.	21,350	15.25
Sun Hill Optical	1,400	04/05	-	22,932	16.38
China Star Restaurant	1,400	06/05	1/5 yr.	21,700	15.50
Majik Touch Cleaners	1,400	08/05	1/1 yr.	25,200	18.00
Quest Diagnostics	2,100	11/05	-	32,550	15.50
State Farm	1,400	10/06	-	22,400	16.00
Blockbuster	6,500	06/07	2/5 yr.	94,250	14.50
Publix	56,077	06/14	4/5 yr.	443,008	7.90
McDonalds	*	08/15	6/5 yr.	43,700
Vacant	6,030

* ground lease

In general, each tenant pays its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

The following tables sets forth lease expirations for this property for the next ten years, assuming that no renewal options are exercised:
Year ending	Number of leases	Approx. gross leasable area of expiring leases	Annual base rent of expiring leases	Total annual base rent	Average base rent per square foot under expiring leases	Percent of total building gross leasable area represented by expiring leases	Percent of annual base rent represented by expiring leases
December 31,	Expiring	(Sq. Ft.)	($)	($)	($)	(%)	(%)

2001	-	-	-	833,138	-	-	-
2002	-	-	-	842,545	-	-	-
2003	1	4,900	73,500	857,446	15.00	5.74	8.57
2004	2	2,770	44,571	789,111	16.09	3.24	5.65
2005	5	7,700	133,910	749,118	17.39	9.02	17.88
2006	1	1,400	25,200	615,908	18.00	1.64	4.09
2007	1	6,500	104,000	590,708	16.00	7.61	17.61
2008	-	-	-	486,708	-	-	-
2009	-	-	-	486,708	-	-	-
2010	-	-	-	486,708	-	-	-

For purposes of the above table, the "total annual base rent" column represents annualized base rent. For purposes of this column, we made no assumptions regarding the re-leasing of expiring leases. Therefore, as each lease expires, no amount is included in this column for any subsequent year for that lease. In view of the assumption made with regard to total annual base rent, the percent of annual base rent represented by expiring leases may not be reflective of the expected actual percentages. This is not indicative of or a prediction of future actual results. It is the opinion of our management that the space for expiring leases will be re-leased at market rates existing at the time of the expiration of those leases.

We received an appraisal, which states that it was prepared in conformity with the Uniform Standards of Professional Practice of the Appraisal Institute by an independent appraiser who is a member of the Appraisal Institute. The appraisal reported an "as is" market value for the Brandon Boulevard Shoppes, as of November 5, 2001, of $9,500,000. Appraisals are estimates of value and should not be relied on as a measure of true worth or realizable value.

Eisenhower Crossing, Macon, Georgia

We anticipate purchasing a newly constructed shopping center known as Eisenhower Crossing Phase I and to be completed Phase II, located on approximately 88 acres and containing a total of 403,013 gross leasable square feet. The center is located at Eisenhower Parkway, in Macon, Georgia.

	Gross leasable area	Approximate acquisition cost

Phase I	300,006	$30,018,000
Phase II	103,007	12,984,000
Total	403,424	$43,002,000

We anticipate purchasing the Eisenhower Crossing from an unaffiliated third party. The purchase price may be adjusted upwards or downwards based upon the net operating income achieved and a capitalization rate of 9.75%. These amounts may also increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $107 per square foot of leasable space.

We intend to purchase this property with our own funds and the proceeds of an anticipated loan in the principal amount of approximately $16,500,000. We do not yet know the exact terms of the anticipated loan.

In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of net rental income, location, demographics, tenant mix, quality of tenants, length of leases, price per square foot, occupancy and the fact that overall rental rates at the shopping center are comparable to market rates. We believe that this property is well located, has acceptable roadway access and will attract high-quality tenants. This property will be subject to competition from similar shopping centers within its market area, and its economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire this property.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Eisenhower Crossing Phase I is currently being completed. Phase II is expected to be completed in 2002. The property is comprised of three single story, multi-tenant retail buildings and three outlot buildings.

Two tenants, Goody's (a department store) and Dick's Sporting Goods (a retail sporting goods store), will each lease more than 10% of the total gross leasable area of the property. The leases with these tenants will require the tenants to pay base annual rent on a monthly basis as follows:
	Approximate gross leasable area leased	% of total gross leasable	Base rent per square foot per	Lease	term
Lessee	(Sq. Ft.)	area	Annum ($)	beginning	to

Goody's	40,000	13%	9.25	12/01*	11/16
Option 1			10.00	12/16	11/21
Option 2			10.50	12/21	11/26

Dick's Sporting Goods	45,000	15%	9.50	12/01*	11/06
			9.79	12/06	11/11
			10.08	12/11	11/16
Option 1			10.38	12/16	11/21
Option 2			10.69	12/21	11/26
Option 3			11.01	12/26	11/31

* estimated lease start date.

For federal income tax purposes, the depreciable basis in Phases I and II will be approximately $32,250,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

As of November 1, 2001, leases are signed for a total of 300,006 square feet to 18 tenants in Phase I. The following table sets forth certain information with respect to those leases:
	Approximate gross leasable area leased		Renewal	Current annual	Base rent per square foot
Lessee	(Sq. Ft.)	Lease ends	options	rent ($)	per annum ($)

Old Navy	22,000	11/06	5 yrs.	220,000	10.00
Sally Beauty	1,500	11/06	5 yrs.	36,000	24.00
Lifeway Christian	9,000	11/06	5 yrs.	130,500	14.50
GNC	1,500	11/06	5 yrs.	28,500	19.00
Hallmark Cards	5,000	11/06	5 yrs.	88,750	17.75
Bed, Bath & Beyond	29,747	11/11	10 yrs.	297,470	10.00
Bath & Body	3,000	11/11	10 yrs.	60,000	20.00
Ross Dress	30,187	11/11	10 yrs.	324,510	10.75
Party City	10,960	11/11	10 yrs.	153,440	14.00
The Answer	4,367	11/11	10 yrs.	78,606	18.00
Payless Shoes	2,800	11/11	10 yrs.	54,600	19.50
Marshall's	30,000	11/11	10 yrs.	210,000	7.00
Michaels Crafts	23,748	11/11	10 yrs.	184,086	7.75
Famous Footwear	12,255	11/11	10 yrs.	174,634	14.25
Avenue	5,000	11/13	12 yrs.	85,000	17.00
Dick's Sporting Goods	45,000	11/16	15 yrs.	427,500	9.50
Goody's	40,000	11/16	15 yrs.	370,000	9.25
Staples	23,942	11/16	15 yrs.	227,449	9.50

As of November 1, 2001, leases are signed for a total of 72,607 square feet to eight tenants in Phase II and 30,400 square feet remains to be leased. The following table sets forth certain information with respect to those leases:
	Approximate gross leasable area leased		Current annual	Base rent per square foot
Lessee	(Sq. Ft.)	Lease ends	rent ($)	per annum ($)

Kroger	54,139	20 yrs	506,200	9.35
Hair Salon	1,400	5 yrs.	32,900	23.50
Philly Connection	1,400	5 yrs.	33,600	24.00
Nail Salon	1,400	5 yrs.	35,000	25.00
Chinese Restaurant	1,400	5 yrs.	36,400	26.00
Hobby Town	5,000	5 yrs.	107,500	21.50
Fantastic Sam	1,500	5 yrs.	30,000	20.00
One Price Clothing	6,368	5 yrs.	95,520	15.00
Vacant	30,400

We received a letter appraisal, which states that it was prepared in conformity with the Uniform Standards of Professional Practice of the Appraisal Institute by an independent appraiser who is a member of the Appraisal Institute. The appraisal reported a prospective market value for Eisenhower Crossing Phase I, as of December 1, 2001 of $30,500,000. Appraisals are estimates of value and should not be relied on as a measure of true worth or realizable value.

Shoppes at Golden Acres, Newport Richey, Florida

We anticipate purchasing a shopping center to be built in two phases known as Shoppes at Golden Acres located on approximately 15 acres. Phase I will contain 89,070 gross leasable square feet along with two outlots, each containing a 5,500 square foot building. Phase II will be constructed at our option and will consist of an additional 43,600 square feet. The center will be located at Little Road and Fox Hollow Drive, in Newport Richey, Florida.

We will fund the development cost via a development loan and prior to a final payment will receive interest at the rate of 10% per annum on the outstanding balance. We anticipate purchasing the completed Shoppes at Golden Acres Phase I from an unaffiliated third party developer. Our total acquisition cost, including expenses, is expected to be approximately $10,390,000, which includes the cost of the land for Phase II. The total purchase price may be adjusted upward or downward based on the actual lease rates achieved. This amount may also increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $117 per square foot of leasable space.

We intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of expected net rental income, location, demographics, price per square foot and the rate of interest on the outstanding development loan. We believe that this property will be well located, has acceptable roadway access and will attract high-quality tenants. This property will be subject to competition from similar shopping centers within its market area, and its economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire this property.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Shoppes at Golden Acres Phase I is expected to be built in 2002. It will be a single story, multi-tenant retail building with two outlots. We do not yet have operating data for this property.

For federal income tax purposes, the depreciable basis in this property upon completion will be approximately $7,800,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Anderson Central Shopping Center, Anderson, South Carolina

We anticipate purchasing an existing shopping center known as Anderson Central Shopping Center located on approximately 28 acres and containing 223,211 gross leasable square feet. The center is located at Highway 651, in Anderson, South Carolina.

We anticipate purchasing Anderson Central Shopping Center from an unaffiliated third party. Our total acquisition cost, including expenses, is expected to be approximately $15,685,000. This amount may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $70 per square foot of leasable space.

We intend to purchase this property with our own funds and subject to an existing loan with a balance of $11,700,000. The current lender has agreed to a $700,000 principal paydown on the balance and will convert the existing loan to require interest only payments at a rate of 7.625% per annum, to mature August 2003.

In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of net rental income, location, demographics, tenant mix, quality of tenants, length of leases, price per square foot, occupancy and the fact that overall rental rates at the shopping center are comparable to market rates. We believe that this property is well located, has acceptable roadway access, attracts high-quality tenants, is well maintained and has been professionally managed. This property will be subject to competition from similar shopping centers within its market area, and its economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire this property.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Anderson Central Shopping Center was built in 1999. As of November 1, 2001, this property was approximately 100% leased.

One tenant, Wal-Mart (a discount department store), leases more than 10% of the total gross leasable area of the property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Wal-Mart	183,211	82%	5.50	01/99	01/19

For federal income tax purposes, the depreciable basis in this property will be approximately $11,800,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

As of November 1, 2001, a total 223,211 square feet was leased to 17 tenants at this property. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Renewal	Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Options	Rent ($)	Per Annum ($)

Wal-Mart	183,211	01/19	-	1,007,661	5.50
Colortyme	3,200	04/06	2/5 yr.	44,800	14.00
Its Fashion	3,200	01/04	3/5 yr.	35,200	11.00
Friedman's Jewelers	1,600	05/02	-	22,400	14.00
First Franklin Financial	1,600	01/04	-	22,400	14.00
Dollar Tree	4,800	02/03	3/4 yr.	57,600	12.00
Radio Shack	2,400	05/04	3/5 yr.	33,600	14.00
Sally Beauty	1,600	03/04	2/5 yr.	22,400	14.00
The Jewelry Outlet	2,000	01/04	1/3 yr.	28,000	14.00
Hibbett Sporting Goods	3,600	06/05	2/5 yr.	50,400	14.00
Advanced America	1,600	05/04	-	23,200	14.50
Pro Hair & Tanning	1,200	04/02	-	16,800	14.00
Cato Corp.- Retail	4,720	01/04	3/5 yr.	51,920	11.00
Darling Nails	1,200	02/04	-	16,800	14.00
Young Fashions	1,680	01/04	-	23,520	14.00
Blockbuster	4,000	07/02	3/3 yr.	60,000	15.00
H & R Block	1,600	04/05	2/2 yr.	22,400	14.00

In general, each tenant pays its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

The following tables sets forth lease expirations for this property for the next ten years, assuming that no renewal options are exercised:
Year Ending December 31,	Number of Leases Expiring	Approx. GLA of Expiring Leases (Sq. Ft.)	Annual Base Rent of Expiring Leases ($)	Total Annual Base Rent ($)	Average Base Rent Per Square Foot Under Expiring Leases ($)	Percent of Total Building GLA Represented By Expiring Leases (%)	Percent of Annual Base Rent Represented By Expiring Leases (%)

2001	-	-	-	1,538,308	-	-	-
2002	3	6,800	99,204	1,539,104	14.59	3.05	6.45
2003	1	4,800	57,600	1,439,900	12.00	2.15	4.00
2004	9	20,000	258,048	1,382,300	12.85	8.96	18.60
2005	2	5,200	72,804	1,125,252	14.00	2.33	6.47
2006	1	3,200	44,796	1,052,448	14.00	1.43	4.26
2007	-	-	-	1,007,652	-	-	-
2008	-	-	-	1,007,652	-	-	-
2009	-	-	-	1,007,652	-	-	-
2010	-	-	-	1,007,652	-	-	-

For purposes of the above table, the "total annual base rent" column represents annualized base rent. For purposes of this column, we made no assumptions regarding the re-leasing of expiring leases. Therefore, as each lease expires, no amount is included in this column for any subsequent year for that lease. In view of the assumption made with regard to total annual base rent, the percent of annual base rent represented by expiring leases may not be reflective of the expected actual percentages. This is not indicative of or a prediction of future actual results. It is the opinion of our management that the space for expiring leases will be re-leased at market rates existing at the time of the expiration of those leases.

We received an appraisal, which states that it was prepared in conformity with the Uniform Standards of Professional Practice of the Appraisal Institute by an independent appraiser who is a member of the Appraisal Institute. The appraisal reported a market value for Anderson Central Shopping Center, as of November 7, 2001, of $16,105,000. Appraisals are estimates of value and should not be relied on as a measure of true worth or realizable value.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 187 of our prospectus.

Update

As of January 31, 2001, we had sold 13,687,349 shares in our first offering resulting in gross proceeds of $136,454,948. In addition, we received $200,000 from our advisor for 20,000 shares. Inland Securities Corporation, an affiliate of our advisor, served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of January 31, 2001, we had incurred $11,588,024 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $125,066,923 of net proceeds from the sale of those 13,687,349 shares. As of January 31, 2001 the first offering terminated. Our current offering began February 1, 2001. As of November 19, 2001, we had sold 16,931,528 shares in our current offering resulting in gross proceeds of $167,467,153. Inland Securities Corporation also serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of November 19, 2001, we had incurred $13,728,281 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $153,738,772 of net proceeds from the sale of those 16,931,528 shares. An additional 911,940 shares have been sold pursuant to our Distribution Reinvestment Program as of November 19, 2001, for which we have received additional net proceeds of $6,763,428. As of November 19, 2001, we had repurchased 176,826 shares through our Share Repurchase Program resulting in disbursements totaling $1,619,228. As a result, our net offering proceeds from both offerings total approximately $283,949,896 as of November 19, 2001, including amounts raised through our Distribution Reinvestment Program, net of shares repurchased through our Share Repurchase Program.

We also pay an affiliate of our advisor, which is owned principally by individuals who are affiliates of Inland, fees to manage and lease our properties. For the nine months ended September 30, 2001 and the year ended December 31, 2000, we have incurred and paid property management fees of $1,044,557 and $926,978, respectively. Our advisor may also receive an annual asset management fee of not more than 1% of our average invested assets, to be paid quarterly until August 1, 2001. Thereafter, our advisor may receive an annual asset management fee of not more than 1% of our net asset value, to be paid quarterly. For the nine months ended September 30, 2001, no such fees were accrued or paid. For the year ended December 31, 2000, we had incurred and paid $120,000 of such fees. For the year ending December 31, 1999, we had not paid or incurred any asset management fees. We may pay expenses associated with property acquisitions of up to .5% of the proceeds that we raise in this offering but in no event will we pay acquisition expenses on any individual property that exceeds 6% of its purchase price. Acquisition expenses totaling approximately $1,848,000 are included in the purchase prices we have paid for all our properties purchased through November 19, 2001. As of November 19, 2001, we had invested approximately $145,000,000 in properties that we purchased for an aggregate purchase price of approximately $335,801,000 and we had invested approximately $2,860,000 for an investment in a joint venture with the developer of a shopping center. After expenditures for organization and offering expenses and acquisition expenses and establishing appropriate reserves, as of November 19, 2001, we had net offering proceeds of approximately $80,000,000 available for investment in additional properties.